Exhibit 8.1

List of Principal Subsidiaries of the Registrant

Place of
Subsidiary	Incorporation

MINISO Universal Holding Limited	British Virgin Islands

MINISO Global Holding Limited	British Virgin Islands

MINISO Development Hong Kong Limited	Hong Kong

MINISO Investment Hong Kong Limited	Hong Kong

MINISO Hong Kong Limited	Hong Kong

MINISO Life Style Private Limited	India

USA Miniso Depot Inc.	United States

PT. Miniso Lifestyle Trading Indonesia	Indonesia

MIHK Management Inc.	Canada

Miniso (Guangzhou) Co., Ltd.	PRC

Miniso Youxuan Technology (Guangzhou) Co., Ltd.	PRC

Miniso International (Guangzhou) Co., Ltd.	PRC

Miniso (Hengqin) Enterprise Management Co., Ltd.	PRC

TOP TOY (Guangdong) Technology Co., Ltd.	PRC